[DDR LOGO]
Exhibit 10.1
March 23, 2010
Confidential
Richard E. Brown
3176 Falmouth
Shaker Heights, Ohio 44122

Re:	Letter Agreement on Sao Paulo Assignment
Dear Richard:
     This Letter Agreement sets out the terms of the agreement between Developers Diversified Realty Corporation (“DDR”) and you regarding your assignment in Sao Paulo, Brazil (the “Sao Paulo Assignment”). This letter is referred to below as the Letter Agreement.
     This Letter Agreement modifies your December 29, 2008 Amended and Restated Employment Agreement (“Employment Agreement”) and your December 29, 2008 Amended and Restated Change in Control Agreement (“Change in Control Agreement”), but those agreements otherwise remain in effect.
     You agree that, except as expressly provided in this Letter Agreement, the Sao Paulo Assignment will not affect your agreements with DDR, including, without limitation, the Employment Agreement, the Change in Control Agreement, your April 3, 2009 Officer Indemnification Agreement (“Indemnification Agreement”) and your July 29, 2009 Retention Award Agreement (“Retention Agreement”).
There will be no forfeitures or distributions on account of the Sao Paulo Assignment under any agreements or plans in which you participate (including, without limitation, your Retention Agreement and the Value Sharing Equity Program). You will continue during the Sao Paulo Assignment to vest under all agreements, plans and programs in which you are participating at the commencement of the Sao Paulo Assignment; and you will be eligible for merit increases to salary and for future grants under all plans and programs in which you are participating or in which you become eligible to participate during the Sao Paulo Assignment. In addition, you and DDR agree to the following terms:
1.	Term. The term of the Sao Paulo Assignment shall be from February 1, 2010 to January 31, 2011. This term of the Sao Paulo Assignment can be extended if you and DDR agree to an additional term. The term of the Sao Paulo Assignment shall not affect the year-to-year renewal of your employment with DDR under Section 2(a) of your Employment Agreement.

2.	Duties and Indemnification. Your authority, status, reporting duties, and title will not be affected by the Sao Paulo Assignment. As an amendment to Section 1(b) of your Employment Agreement, DDR agrees that if you are employed by, and/or serve as a director of, Sonae Sierra Brazil (SSB), Sierra Investimentos Brasil Ltda. (SIB), or any

entity controlled by SSB (together with SSB and SIB, “SSB Entities”), you will be doing so at the request of DDR and such employment or service will not be a violation of any of your obligations under Section 1(b) of your Employment Agreement, or any other agreement, plan or program of DDR. DDR confirms that the SSB Entities are “Controlled Affiliates,” as that term is defined in the Indemnification Agreement, and represents that your rights to indemnification advancement of expenses and other protections under DDR’s organizational documents, directors and officers liability insurance, and the Indemnification Agreement extend to your activities on behalf of SSB Entities.

3.	Compensation from SSB. Any amounts of compensation paid by SSB Entities for services you render during the Sao Paulo Assignment may reduce the salary otherwise payable to you by DDR for such services; however, this Letter Agreement amends your Employment Agreement and your Change in Control Agreement to provide that for purposes of calculating any amounts owed to you under those agreements using your base salary or total compensation from DDR, your base salary of $330,000, as may be increased in subsequent years, or your total compensation, as applicable, will be used, without reduction for any amounts paid by a SSB Entity, notwithstanding that you may receive a portion of such salary or compensation from an SSB Entity. For example, for purposes of calculating your bonus compensation under Section 3(b) of the Employment Agreement, the applicable percentages shall be applied to your base salary of $330,000, as may be increased in subsequent years. DDR further agrees to use that full base salary or total compensation amount, unreduced by any compensation from a SSB Entity, to calculate amounts that are credited, accrue, vest or become payable to you under any other agreement, plan or program of DDR, unless such treatment is contrary to law.

4.	Base Salary. Your base salary as of the Effective Date of this Letter Agreement shall be Three Hundred and Thirty Thousand United States Dollars ($330,000) per annum, subject to merit increases as provided for under your Employment Agreement.
a.	Exchange Rate. Any amount of your base salary that is paid in Brazil shall be converted into Brazilian Reais at the exchange rate of 1.91 Real per US Dollar. The exchange rate shall be reset at the end of the term if you and DDR agree to extend the term of the Sao Paulo Assignment.

b.	Payroll Practices. You will otherwise be paid according to DDR’s customary payroll practices and each paycheck will include deductions for applicable United States income, payroll and employment taxes and other deductions required by law and/or authorized by you. Additionally, DDR will make arrangements for any required tax deposits with Brazilian tax authorities and will coordinate those deposits, as needed, with SSB Entities.
5.	Benefits, Transition and Living Expenses. DDR will maintain your benefits at the same or a substantially similar level as provided for in your existing agreements with DDR, including without limitation, Paragraph 3 of your Employment Agreement. More specifically:
a.	Insurance. DDR will maintain your current life, disability, medical, hospitalization and dental insurance during the Sao Paulo Assignment, provided that any modifications to those plans or programs that affect similarly-situated executives shall also apply to your benefits. In addition, DDR will provide you with supplementary coverage in Sao Paulo, Brazil if such coverage is necessary to provide you and your wife with access to appropriate health care services in Sao Paulo. In addition, DDR will provide you and your wife with both Special Liability insurance for kidnap and ransom coverages and a Foreign Package Policy, including MEDEX coverages in case a medivac service to the United States is required.

b.	Incentive Awards. Your participation in the Retention Award Agreement and Value Share Equity Program will be unaffected by the Sao Paulo Assignment, and you will be considered for future grants as a full-time executive of DDR, any service to a SSB Entity notwithstanding.

c.	Transition Costs. DDR will pay or reimburse you for:
i.	Reasonable and customary costs for caretaker services for your Shaker Heights, Ohio home.

ii.	The reasonable cost of shipping personal and household items to Brazil, and an allowance of $10,000 to defray settlement costs in Brazil.

iii.	Round trip business class air travel between Sao Paulo and Cleveland for personal travel for you (two trips) and your wife (four trips) during the Sao Paulo Assignment. In addition, round trip economy class air travel between Sao Paulo and Cleveland will be provided for your three children (one trip each) during the Sao Paulo Assignment.

iv.	The cost of classroom instruction or a tutor in the Portuguese language for up to an average of 20 hours per week for you and your wife during the Sao Paulo Assignment.

v.	At the conclusion of the Sao Paulo Assignment, or in the event of an earlier termination of employment for any reason, full repatriation services to you and your wife, including direct payment of the cost of moving personal and household items, settlement costs regarding housing in Sao Paulo and return travel.
d.	Housing in Sao Paulo. DDR or a SSB Entity shall pay or reimburse you for rent payments on the residence located at Rua Pensilvania, 558, Apto. 181, Brooklin Novo, Sao Paulo, SP 04564-001 Brazil, or a comparable residence of your choosing. DDR or SSB shall also pay or reimburse you for all reasonable utilities and services associated with maintaining such residence, including, without limitation, electricity, gas, water and sewage.

e.	Transportation in Brazil. You will be provided with a car owned or leased in Brazil by DDR or a SSB Entity of a make and model similar to cars provided to the top executives of SSB, and DDR or a SSB Entity shall pay for the costs of repairs, maintenance, insurance and fuel. You will additionally be reimbursed up to $5,000 per year for the cost of a bonded car service or taxi service for your wife.

f.	Club Membership. DDR will provide a social club membership for you and your wife in Sao Paulo commensurate with your existing club membership, and DDR will pay the cost of maintaining a dormant or suspended member status at the Shaker Heights Country Club during the Sao Paulo Assignment.

g.	Tax Compliance and Advice. DDR will provide you with tax advisory services through Deloitte & Touche to assist you in preparing and filing all U.S., Brazilian, and state or local tax returns for any tax periods occurring in whole or in part during the Sao Paulo Assignment.

h.	Legal Costs. DDR shall pay all legal costs you incur for advice relating to the Sao Paulo Assignment, including the preparation of this Letter Agreement.
6.	Tax Protection. DDR will provide you with tax protection to place you in an after-tax position that is no worse than the after-tax position you would be in if all of your services were performed and all your compensation was paid by DDR in the United States in United States dollars during the Sao Paulo Assignment. This tax protection includes, without limitation:
a.	Tax Gross-up on Relocation Benefits. DDR shall pay to you in cash an additional amount to offset the taxes (both domestic and foreign) assessed on any compensation associated with items (a), (c), (d), (e), (f), (g) and (h) of Section 5 above so that that the net amount retained by you after deduction for such taxes (and any additional domestic and foreign taxes paid on amounts provided for under this section) is equal to the value of the benefits provided. The intention of this provision is to provide you with the transition costs and other relocation assistance without any tax cost to you.

b.	Tax Gross-up for Foreign Taxes. DDR shall pay to you in cash an amount equal to the excess of (x) all taxes, whether domestic or foreign, assessed or paid on all compensation paid to you during the Sao Paulo Assignment by DDR or a SSB Entity over (y) all the taxes you would have paid if all of those services were performed and all your compensation was paid by DDR in the United States in United States dollars. In addition, DDR shall pay an amount calculated to cover all tax costs, whether domestic or foreign, associated with the payment of the excess of the amount determined under (x) over the amount determined under (y), including all taxes on such additional amount. The intention of this provision is to protect you from any additional tax costs associated with the Sao Paulo Assignment.

c.	Gross-up for Excise Taxes. If any or all of the compensation provided to you during the Sao Paulo Assignment is determined to be subject to one or both the taxes (the “Excise Tax”) imposed by Section 4999 and Section 409A of the Internal Revenue Code, DDR shall pay to you in cash an additional amount so the net amount retained by you after deduction of any Excise Tax and any foreign and domestic taxes on the additional amount provided under this Section shall be equal to the total compensation you would have received if the Excise Tax had not applied.

d.	All calculations of the tax protection amounts under this Section 6 shall be performed by DDR’s certified public accounting firm, subject to your approval after review by the Deloitte & Touche accountant who is preparing your tax returns relating to the Sao

Paulo Assignment, or another certified public accountant whom you select. If you and DDR cannot agree on the amounts, if any, due under this Section 6, you agree that the determination of the amount due shall be referred for a final determination to a certified public accounting firm with expertise in international income taxation that is not then providing or under contract to provide services to you or DDR at the time of such determination.
7.	Place of Employment. You acknowledge and agree that the Sao Paulo Assignment does not provide you with the right to terminate your employment with severance under Section 2(c)(ii) of your Employment Agreement. If your place of employment after the Sao Paulo Assignment is a location more than fifty miles from the geographical center of Cleveland, Ohio, then you will have the right to terminate your employment with severance benefits under Section 2(c)(ii) of your Employment Agreement.

8.	Entire Agreement. This Letter Agreement contains the entire agreement and understanding between you and DDR as to the specific terms set forth herein, and modifies existing agreements as provided herein, but does not otherwise supersede any other prior or contemporaneous agreements, arrangements or understandings (whether oral or written) between you and DDR. This Letter Agreement may not be altered, amended or otherwise modified, except by means of a writing signed by both you and an authorized representative of DDR.

9.	Severability. If any provision of this Letter Agreement is declared or determined by any court to be illegal or invalid, the remaining parts, terms or provisions shall not be affected thereby, and said illegal or invalid part, term or provision shall either be conformed to comply with the law or, if such conformance is not possible, be deemed not to be a part of this Letter Agreement.

10.	Governing Law. This letter agreement shall be interpreted, construed and enforced according to the laws of the United States and the State of Ohio. Any dispute arising out of this Agreement shall be venued in the State of Ohio in a court of competent jurisdiction.

Sincerely,

Developers Diversified Realty Corporation

/s/ Daniel B. Hurwitz Daniel b. hurwitz
president & chief executive officer

3/24/10
Date

/s/ Richard E. Brown Richard E. Brown	4/5/10 Date